Exhibit 99.2

A detailed description of the transactions described in this letter of transmittal (this “Letter of Transmittal”) are contained in the management information circular dated April 17, 2020 (the “Circular”) mailed to the holders (“Shareholders”) of common shares (“Alio Shares”) of Alio Gold Inc. (“Alio”) and certain other securityholders of Alio in connection with an annual general and special meeting of Shareholders and certain other securityholders of Alio that is scheduled to be held on May 20, 2020 or any adjournment(s) or postponement(s) thereof (the “Meeting”). You may obtain a copy of the Circular fee of charge from www.sedar.com. You may also request a paper copy free of charge by contacting Computershare Investor Services Inc. (see the back cover of this document for address and telephone number).

This Letter of Transmittal must be validly completed, duly executed and returned to the depositary, Computershare Investor Services Inc.. It is important that you validly complete, duly execute and return this Letter of Transmittal on a timely basis in accordance with the instructions contained herein.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed or submitted to the Depositary. If you have any questions or require more information with regard to the procedures for completing this Letter of Transmittal, please contact Computershare Investor Services Inc..

LETTER OF TRANSMITTAL
FOR COMMON SHARES OF
ALIO GOLD INC.

TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

AND TO:	ALIO GOLD INC.

AND TO:	ARGONAUT GOLD INC. (“Argonaut”)

This Letter of Transmittal is for use by registered holders (the “Registered Shareholders”) of Alio Shares in connection with the proposed plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) involving Alio and Argonaut that is being submitted for approval at the annual general and special meeting of Shareholders and certain other securityholders of Alio scheduled to be held on May 20, 2020, or any adjournment(s) or postponement(s) thereof.

Pursuant to the terms of the Arrangement, upon the Effective Date:

(a)                                 each Alio PSU, Alio RSU and Alio DSU (each, an “Alio Share Entitlement”) outstanding immediately prior to the Effective Time shall be deemed to be unconditionally vested and the value of the Alio Share Entitlement will be paid out to the holder of such Alio PSU, Alio RSU or Alio DSU, as applicable, in cash as to 50% of the Alio Share Entitlement and Alio Shares as to the remaining 50% of the Alio Share Entitlement; and

(b)                                 holders of Alio Shares (other than any Dissenting Alio Shareholders), and including those Alio Shares issuable upon exercise of Alio PSUs, Alio RSUs and Alio DSUs, will receive 0.67 of a common share of Argonaut (each whole common share of Argonaut, an “Argonaut Share”) in exchange for each

Alio Share held (the “Arrangement Consideration”), as set forth in further detail in the accompanying Circular.

Registered Shareholders are referred to the Circular that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Registered Shareholders are encouraged to carefully review the Circular in its entirety.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of Alio Shares who are not Registered Shareholders (the “Non-Registered Shareholders”). A Non-Registered Shareholder does not have Alio Shares registered in his, her or its name; rather, such Alio Shares are held by an intermediary or clearing agency such as CDS & Co. If you are a Non-Registered Shareholder, you should contact your intermediary for instructions and assistance in delivering the certificate(s) or direct registration statement (“DRS”) advice(s) representing your Alio Shares and receiving the Argonaut Shares for such Alio Shares.

The closing of the Arrangement is expected to occur as soon as reasonably practicable following the receipt of the Final Order, which is expected to be obtained on or around May 22, 2020. If the Arrangement is completed, at the Effective Time, Registered Shareholders (other than any Alio Dissenting Shareholders) will be entitled to receive, in exchange for each Alio Share held, 0.67 of an Argonaut Share.

No fractional Argonaut Shares shall be issued to Former Alio Shareholders in connection with the Plan of Arrangement. The total number of Argonaut Shares to be issued to Former Alio Shareholders shall, without additional compensation, be rounded down to the nearest whole Argonaut Share in the event that a Former Alio Shareholder would otherwise be entitled to a fractional Argonaut Share.

If all or a portion of the Argonaut Shares will be issued in exchange for Alio Shares issued pursuant to the exercise of Alio PSUs, Alio RSUs or Alio DSUs, as applicable, you are not required to deliver the certificate(s) representing or DRS advice(s) in respect of, such Alio Shares to the Depositary, provided however, that you must nevertheless return one or more properly completed and executed Letters of Transmittal in accordance with the instructions set out herein. If you currently hold Alio Shares and additional Alio Shares will be issued to you pursuant to the exercise of Alio PSUs, Alio RSUs or Alio DSUs, you must complete separate Letters of Transmittal for the Alio Shares you currently hold and the Alio Shares that will be issued to you pursuant to the exercise of Alio PSUs, Alio RSUs or Alio DSUs.

In order to receive the appropriate number of Argonaut Shares that a holder of Alio Shares is entitled to receive pursuant to the Arrangement, Registered Shareholders are required to deposit the certificate(s) or DRS advice(s) representing their Alio Shares with the Depositary, if necessary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) or DRS advice(s) representing the Alio Shares and must be deposited for receipt of the Argonaut Shares pursuant to the Arrangement.

Whether or not the undersigned delivers the required documentation to the Depositary, if necessary, as of the Effective Time, the undersigned will cease to be a holder of Alio Shares and, subject to the ultimate expiry identified below, will only be entitled to receive the Argonaut Shares to which the undersigned is entitled under the Arrangement. REGISTERED SHAREHOLDERS WHO DO NOT DELIVER CERTIFICATE(S) OR DRS ADVICE(S) REPRESENTING THEIR ALIO SHARES, IF NECESSARY, AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR

BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY ARGONAUT SHARES, FOR THEIR ALIO SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST ALIO, ARGONAUT OR THE DEPOSITARY IN RESPECT OF THE RIGHT TO RECEIVE SUCH ARGONAUT SHARES.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Alio Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) or DRS advice(s) representing Alio Shares, if necessary, details of which are as follows:

Certificate Number(s) or DRS Advice Control Number, if applicable	Name(s) in which Registered	Number of Alio Shares

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

☐

Some or all of the certificates representing Alio Shares held by the undersigned have been lost, stolen or destroyed (Check box if applicable). Please review Instruction 6 for the procedure to replace certificates that have been lost, stolen or destroyed.

☐	The Alio Shares referred to in the above table will be issued pursuant to the exercise of Alio PSUs, Alio RSUs or Alios DSUs (Check box if applicable).

It is understood that (i) upon receipt by the Depositary of this duly completed and signed Letter of Transmittal and of the certificate(s) or DRS advice(s), if necessary, representing the Alio Shares deposited herewith (the “Deposited Alio Shares”) and (ii) following the Effective Date, the Depositary will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, the Argonaut Shares that the undersigned is entitled to receive under the Arrangement or hold such Argonaut Shares for pick-up in accordance with the instructions set out in Box C below, and the certificate(s) or DRS advice(s) representing the Deposited Alio Shares will forthwith be cancelled.

The undersigned holder of Alio Shares represents and warrants in favour of Alio and Argonaut that:  (i) the undersigned is the registered holder of the Deposited Alio Shares; (ii) such Deposited Alio Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Alio Shares and that, when the Argonaut Shares are delivered, none of Alio, Argonaut, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of the right to receive such Deposited Alio Shares; (iv) the Deposited Alio Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Alio Shares, to any other person; (v) the transfer of the Deposited Alio Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vii) the undersigned has received or obtained a copy of the Circular; and (viii) the delivery of the applicable number of Argonaut Shares will discharge any and all obligations of Alio, Argonaut and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement with respect to the obligation to deliver Argonaut Shares in respect of the Deposited Alio Shares. These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the resolutions to be approved at the Meeting, as set out in Schedule “B” to the Circular, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Alio Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Alio Shares.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in the Deposited Alio Shares and irrevocably appoints and constitutes the Depositary the lawful attorney of the undersigned, with full power of substitution to deliver the Deposited Alio Shares pursuant to the Arrangement and to effect the transfer of the Deposited Alio Shares on the books of Alio to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Alio Shares contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Alio Shares transferred in connection with the Arrangement shall be determined by Alio in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Alio, Argonaut, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Alio Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Alio Shares shall be effected, and the risk of loss to such Deposited Alio Shares shall pass, only upon proper receipt thereof by the Depositary.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Depositary to mail the Argonaut Shares that the undersigned is entitled to pursuant to the Arrangement, in respect of the Deposited Alio Shares, promptly after the Effective Time by first class insured mail, postage pre-paid to the undersigned, or to hold such Argonaut Shares for pick-up, in accordance with the instructions given below. The undersigned acknowledges that the delivery of the Argonaut Shares in respect of the Deposited Alio Shares exchanged hereby will completely discharge any obligations of Alio, Argonaut and the Depositary with respect to the issuance of Argonaut Shares in respect of the Deposited Alio Shares.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) or DRS advice(s) and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Alio.

It is understood that the undersigned will not receive the Argonaut Shares in respect of the Deposited Alio Shares until the Arrangement is consummated and until the certificate(s) or DRS advice(s) representing the Deposited Alio Shares owned by the undersigned are received by the Depositary, if necessary, at the address set forth on the back of this Letter of Transmittal, if necessary, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited Alio Shares in connection with the Arrangement.

By reason of the use by the undersigned of this Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Alio Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation de la présente lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat relié à l’envoi d’actions ordinaires de Alio en vertu de l’arrangement au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

BOX A	BOX B
ISSUANCE AND PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS*

☐ Issue Argonaut Shares in the name of: (please print or type)

To be completed ONLY if the Argonaut Shares to which the undersigned is entitled pursuant to the Arrangement are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A

☐                                    Same address as Box A; or

(Name)

(Street Address and Number)

(City and Province or State)
(Name)

(Country and Postal (Zip) Code)
(Street Address and Number)

(Telephone — Business Hours)
(City and Province or State)

(Email Address)
(Country and Postal (Zip) Code)

(Social Insurance Number or Taxpayer Identification Number) Issue Argonaut Shares in the form of (see Instruction 7): ☐ Argonaut Share Certificate ☐ DRS Advice	* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTION SECTION 2 & 3)

BOX C — SPECIAL PICK-UP INSTRUCTIONS

☐                                    HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE
THE ALIO SHARES WERE DEPOSITED

BOX D — CERTIFICATION FOR CANADIAN WITHHOLDING TAX PURPOSES

All Registered Shareholders must place an “X” in the applicable box below.

The undersigned certifies that the beneficial owner of the Deposited Alio Shares:

☐                                    Is not a non-resident of Canada.

☐                                    Is a non-resident of Canada entitled to the benefits of a treaty between Canada and their country of residence (Please complete form NR301 — “Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Taxpayer” or, if applicable, form NR302 or NR303).

☐                                    Is a non-resident of Canada not entitled to treaty benefits.

Notes:

(1) A non-resident of Canada is a person that is not resident, or deemed not to be resident, in Canada, for the purposes of the Tax Act or a partnership that is not a “Canadian partnership” as defined in the Tax Act. If you are uncertain as to your residency or the residency of the beneficial holder(s) of the Deposited Alio Shares, you should consult your tax advisor.

(2) If no box is checked above, the address shown in Box A will be deemed to be the residential address of the beneficial owner of the Deposited Alio Shares for determining such Alio Shareholder’s residency for the purpose of the Tax Act. If no box is checked above and the address shown in Box A is outside Canada, or if the box is checked above indicating that the beneficial owner of the Deposited Alio Shares is a non-resident entitled to treaty benefits but the Registered Shareholder fails to submit a duly completed and signed form as required pursuant to Instruction 10, the Alio Shareholder will be deemed to be a non-resident of Canada who is not entitled to treaty benefits.

BOX E	BOX F

SIGNATURE GUARANTEED BY (if required under Instruction 3)	SIGNATURE (as required under Instruction 2)

Dated:

(Authorized Signature)	(Signature of Alio Shareholder or authorized representative)

Name of Guarantor (please print or type)	(Signature of any joint holder)

Address (please print or type)	(Name of Alio Shareholder)

Area Code and Telephone Number	(Name of authorized representative)

(Social Insurance Number or Taxpayer Identification Number)

(Daytime Telephone Number of Alio Shareholder or Authorized Representative)

(Daytime Facsimile Number of Alio Shareholder or Authorized Representative)

(Email Address of Alio Shareholder or Authorized representative)

BOX G — U.S. SHAREHOLDERS — TAX

To be completed by all Registered Shareholders by selecting one box.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS.

☐                                    The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address, or

☐                                    The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

A “U.S. Shareholder” is any holder of Alio Shares that (i) is a citizen or resident of the United States or that is otherwise a U.S. person for U.S. federal income tax purposes; (ii) provides an address in Box A or B which is located within the United States or any territory in possession thereof; or (iii) returns this Letter of Transmittal in an envelope postmarked in, or that otherwise appears to the Depositary or its agents to have been sent from, the United States or any territory in possession thereof.

IF YOU ARE (I) U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING ON FUTURE DISTRIBUTIONS ON ARGONAUT SHARES RECEIVED PURSUANT TO THE ARRANGEMENT YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE INTERNAL REVENUE SERVICE (“IRS”) FORM W9 INCLUDED BELOW OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACK-UP WITHHOLDING, AS PROVIDED IN INSTRUCTION 11 BELOW. IF YOU REQUIRE AN IRS FORM W-8, PLEASE CONTACT THE DEPOSITARY.

EACH HOLDER OF ALIO SHARES SHOULD CONSULT ITS TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8 (OR OTHER APPLICABLE FORM). PLEASE SEE INSTRUCTION 12 FOR MORE INFORMATION.

BOX H

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

<Lost Shares> X CAD $0.03= Premium Payable $                               NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box H will expire on September 30, 2020. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES:

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Argonaut Gold Inc., Alio Gold Inc., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.03 per lost Alio share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 Registered Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference into this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

(b)                                 This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates or DRS advice(s) representing the Alio Shares, if necessary, and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive the Argonaut Shares, under the Arrangement for the Deposited Alio Shares, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible. Do not send the certificates, DRS advice(s) or the Letter of Transmittal to Argonaut or Alio.

(c)                                  The method used to deliver this Letter of Transmittal and any accompanying certificates or DRS advice(s) representing Deposited Alio Shares and all other required documents is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. Alio, Argonaut and the Depositary recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. Non-Registered Shareholders whose Alio Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Alio Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)                                 Alio reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)                                  If the Argonaut Shares are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the certificates representing the Argonaut Shares, are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed (Box A and B).

2.                                      Signatures

This Letter of Transmittal must be completed and signed by a Registered Shareholder, by such Registered Shareholder’s duly authorized representative (in accordance with paragraph 4 below of these Instructions) or by a holder of Alio RSUs, Alio PSUs or Alio DSUs, as applicable.

(a)                                 If this Letter of Transmittal is signed by the Registered Shareholder(s) of the accompanying certificate(s) or DRS advice(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or DRS advice(s) without any change whatsoever, and the certificate(s) or DRS advice(s) need not be endorsed. If such deposited certificate(s) or DRS advice(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal. If this Letter of Transmittal is signed by a holder of Alio RSUs, Alio DSUs or Alio PSUs, such signature(s) on this Letter of Transmittal must correspond with the holder’s name on Alio’s register of Alio RSUs, Alio DSUs or Alio PSUs, as applicable.

(b)                                 If this Letter of Transmittal is signed on behalf of a Registered Shareholder by a person other than the Registered Shareholder of the accompanying certificate(s) or DRS advice(s), or if the Argonaut Shares are to be issued to a person other than the Registered Shareholder:

(i)                                     such deposited certificate(s) or DRS advice(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the Registered Shareholder; and

(ii)                                  the signature on such endorsement or share transfer power(s) of attorney must correspond exactly to the name of the Registered Shareholder as registered or as appearing on the certificate(s) or DRS advice(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

(c)                                  If any of the Deposited Alio Shares are registered in different names on several certificates or DRS advice(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Alio Shares.

3.                                      Guarantee of Signatures

If this Letter of Transmittal is signed on behalf of a Registered Shareholder by a person other than the Registered Shareholder or if the Argonaut Shares are to be issued in a name other than the Registered Shareholder, or sent to an address other than the address of the Registered Shareholder as shown on the securities register of Alio, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, agent, on behalf of an officer of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Alio, Argonaut or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.                                      Issuance and Delivery Instructions

The Argonaut Shares to be issued in respect of the Deposited Alio Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any Argonaut Shares are to be held for pick-up at the offices of the Depositary, complete Box C. If neither Box A nor Box B is completed, any Argonaut Shares issued in respect of the Deposited Alio Shares will be issued in the name of the Registered Shareholder of the Deposited Alio Shares and will be mailed to the address of the Registered Shareholder of the Deposited Alio Shares as it appears on the securities register of Alio.

Any certificates mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.                                      Lost Certificates

Option #1: If, prior to the Effective Time, any certificate that immediately prior to the Effective Time represented one or more outstanding Alio Shares has been lost, stolen or destroyed you are instructed to contact the transfer agent and registrar for the Alio Shares to obtain a replacement certificate representing such shares. If, following the Effective Time, any certificate that immediately prior to the Effective Time represented one or more outstanding Alio Shares that were transferred to Argonaut pursuant to the Arrangement, has been lost, stolen or destroyed, the Registered Shareholder of that certificate should be complete this Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal.

Upon the making of an affidavit by the Registered Shareholder claiming a certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Arrangement Consideration to which such Registered Shareholder is entitled pursuant to the Arrangement. As a condition precedent to the delivery of the Arrangement Consideration to a Registered Shareholder claiming a certificate to be lost, stolen or destroyed, the Registered Shareholder shall give a bond and indemnity satisfactory to Argonaut and the Depositary in such amount as Argonaut and the Depository may direct, or otherwise indemnify Argonaut and the Depositary in a manner satisfactory to Argonaut and the Depositary, against any claim that may be made against Argonaut or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Alio, or as required by the Depositary.

Option #2: Alternatively, shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX H above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7.                                      Direct Registration System

Argonaut Shares to be issued pursuant to the Arrangement may be issued, at the election of the undersigned in Box A of this Letter of Transmittal, in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Argonaut Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Argonaut Shares will be held in your name and registered electronically in Argonaut’s records, which will be maintained by its transfer agent, Computershare Investor Services Inc. The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

Upon completion of the Arrangement you will receive an initial DRS Advice acknowledging the number of Argonaut Shares you hold in your DRS account. Each time you have any movement of Argonaut Shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request a DRS Advice at any time by contacting Computershare Investor Services Inc.

You may request a share certificate for all or a portion of the Argonaut Shares held in your DRS account at any time. Simply contact Computershare Investor Services Inc. with your request. A share certificate for the requested number of Argonaut Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information about DRS, please contact Computershare Investor Services Inc. at 1-800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America) or by email at: corporateactions@computershare.com.

8.                                      Miscellaneous

(a)                                 If the space on this Letter of Transmittal is insufficient to list all certificates or DRS advice(s) for Alio Shares, additional certificate numbers or DRS advice control numbers and number of Alio Shares may be included on a separate signed list affixed to this Letter of Transmittal, which separate schedule must be signed by the Registered Shareholder.

(b)                                 If Alio Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)                                  If Deposited Alio Shares comprise Alio Shares currently held by the undersigned and Alio Shares that will be issued pursuant to the exercise of Alio PSUs, Alio RSUs or Alio DSUs, as applicable, a separate Letter of Transmittal should be used for the Alio Shares that will be issued pursuant to the exercise of Alio PSUs, Alio RSUs or Alio DSUs.

(a)                                 No alternative, conditional or contingent deposits of Alio Shares will be accepted and no fractional Argonaut Shares will be issued. A copy of this Letter of Transmittal and Election Form is also available under Alio’ SEDAR profile, available at www.sedar.com.

(b)                                 Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(c)                                  It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular and discuss any questions with a tax advisor.

9.                                      Representations

The representations and certifications made by the holders of Alio Shares in this Letter of Transmittal will survive the Effective Time.

10.                               Privacy Notice from the Depositary

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

11.                               Certification for Canadian Withholding Tax Purposes

Under Canadian federal income tax law, distributions (including dividends) on the Argonaut Shares received by a Registered Shareholder pursuant to the Arrangement will generally be subject to Canadian withholding tax to the extent the beneficial owner of such shares is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”). Accordingly, a Registered Shareholder depositing Alio Shares to the Depositary must represent as to whether or not the beneficial owner of such Deposited Alio Shares is a resident of Canada for the purposes of the Tax Act by completing Box D — Certification for Canadian Withholding Tax Purposes. If no box is checked in Box D, the address shown in Box A will be deemed to be the residential address of the beneficial owner of the Deposited Alio Shares for the purposes of determining such Alio Shareholder’s residency for purposes of the Tax Act. If no box is checked in Box D and the address shown in Box A is outside Canada, or if the box is checked in Box D indicating that the Alio Shareholder is a non-resident entitled to treaty benefits but the Registered Shareholder fails to submit a duly completed and signed form as required pursuant to the immediately following paragraph, the beneficial holder of the Deposited Alio Shares will be deemed to be a non-resident of Canada who is not entitled to treaty benefits. Alio Shareholders are urged to consult their own tax advisors regarding how to check the appropriate box in Box D.

If a Registered Shareholder indicates that the beneficial owner of such Deposited Alio Shares is a non-resident of Canada entitled to the benefits of a treaty between Canada and their country of residence by checking the appropriate box, such Registered Shareholder will be required to submit two duly completed and signed copies of the attached form NR301 — “Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Taxpayer” (or form NR302 or NR303, if applicable) to the Depositary to obtain a lower withholding tax rate under a tax treaty in respect of any distributions on the Argonaut Shares received pursuant to the Arrangement. Alio Shareholders who are not residents of Canada are urged to consult their own tax advisors to determine their entitlement to relief under applicable income tax treaties based on their particular circumstances and for assistance in completing the required form, if any.

12.                               U.S. Federal Backup Withholding

Under current U.S. federal income tax law, distributions (including dividends) on the Argonaut Shares received by a Registered Shareholder pursuant to the Arrangement may be subject to U.S. backup withholding at a rate of 24%. Backup withholding may apply to a holder that (i) completes Box A of this Letter of Transmittal with an address in the United States or has a registered address in the United States and in either case does not insert in Box B of this Letter of Transmittal the name and address of a person or agent outside of the United States to whom the consideration under the Arrangement should be sent; (ii) inserts in Box B of this Letter of Transmittal the name and address of a person or agent in United States; or (iii) returns this Letter of Transmittal in an envelope postmarked in, or that otherwise appears to the Depositary or its agents to have been sent from, the United States. To avoid backup withholding on any such future distributions, each holder to whom the previous sentence applies must timely provide the correct taxpayer identification number (“TIN”) on IRS Form W-9, attached hereto (or available from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS website at http://www.irs.gov), or otherwise establish a basis for exemption from backup withholding. Certain holders (including, among others, all corporations and certain non- U.S. persons) are exempt from these backup withholding requirements. U.S. persons that are exempt holders of Alio Shares should furnish their TIN, provide the applicable codes in the box labeled “Exemptions,” and sign, date and send the IRS Form W-9 to the Depositary. Non-U.S. shareholders, including entities, may qualify as exempt recipients by submitting to the Depositary a completed IRS Form W-8BEN (or other applicable form), signed under penalties of perjury, attesting to that shareholder’s non-U.S. status. The applicable IRS Form can be obtained from the IRS or from the Depositary. See IRS Form W-9 attached hereto for additional information.

If backup withholding applies, the Depositary is required to withhold on any payments made to the holder of Alio Shares received pursuant to the Arrangement (or other payee). Backup withholding is not an additional tax. A holder of Alio Shares subject to the backup withholding rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability, and, if backup withholding results in an overpayment of tax, such holder may be entitled to a refund, provided the requisite information is furnished to the IRS in a timely manner.

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requester.Do not certain entities,not indvi iduals; see single-member LLC D L1m1ted liability company Enter the tax classtficatton (C=C corporation,S=S corporation, P=Partnershlp).,. "::l 0 - is disregarded from the owner should check the appropriate box for the tax classification of its owner. (/) Jl I Socialsecurity number Enter your. TIN in.the app.rop.ri.ate box. T. h.e TIN provided must .match th. e name given on line 1 to avoid I ITIJ-ITJ -1 I I I I backup wrthhold1ng. For rndrvrduals, thrs rs generally your socral secunty number (SSN).However, for a resident alien, soie proprietor, or disregarded entity, see the instructions for Part I, later.For other entities. it is your employer identification number (EIN). you do not have a number, see How to get a TIN, later. Note:If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. Certification Under penalties of perjury, I certify that: 1.The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. Iam not subject to backup withholding because:(a) Iam exempt from backup withholding, or (b) Ihave not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that Iam no longer subject to backup withholding; and 3. Iam a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form Qf any) indicating that Iam exempt from FATCA reporting is correct. Certification instructions. You must cross out rtem 2 above if you have been notified by the IRS that you are curreny subject to backup withholding because you have failed to report all interest and dividends on your tax return. For realestate transactions, item 2 does not apply.For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt,contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification,but you must provide your correct TIN. See the instructions for Part II, later. Sign Here I Signature of U.S.person.,. Date.,. General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W·9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form AA individual or entity (Form W·9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individualtaxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN),to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. o Form 1099·1NT (interest earned or paid) o Form 1099-DIV (dividends. including those from stocks or mutual funds) o Form 1099·MISC (various types of income,prizes, awards, or gross proceeds) o Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) o Form 1099·S (proceeds from realestate transactions) o Form 1099-K (merchant card and third party network transactions) o Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098T· (tuition) o Form 1099·C (canceled debt) o Form 1099·A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding.See What is backup withholding, later. Form W-9 (Rev.10-2018) Cat. No. 10231X WSLEGAL\070614\00028\24501132v5 Form W-9 (Rev.October 2018) Depatrrent oft he Treasury Internal Revenue Service RequestforTaxpayer Identification Number and Certification II> Go to www.its.gov/FormW9 for instructions and the latest information. Give Form to the send to the IRS. M Q) Ol "C'l. "0 ·"' ->.:;::; .t "(j "Cl. Q) 1 Name (as shown on your income tax return). Name is required on this line;do not leave this line blank. 2 Business name/disregarded enttiy name, if different from above 3 Check appropriate box for federal tax dassification of the person whose nameis entered on line 1. Check only one of the following seven boxes. D Individual/sole proprietor or D C CorporationD S CorporationD PartnershipD TrusVestate ---Note:Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a singel -member LLC that is disregarded from the owner mless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federaltax plXposes. Otherwise, a single-member LLC that D Other (see instructions).,. 4 Exemptions (codes apply only to instructions on page 3): Exempt payee code f any) ----Exemption from FATCA reporting code (1a! ny) (Applies to aa:;oontsmaJnta /roo ouf."skia too U.S.) 5 Address (number, street,and apt. or sl.ite no.) See instructions. Requester's name and address (optionaij 6 City,state,and ZIP code 7 List account number(s) here (optional) llillll illTaxpayer Identification Number (TIN)

Form W-9 (Rev. 10-2018) Page2 By signing the filled-out form, you: 1 Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S.exempt payee.If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting,is correct. See What is FATCA reporting, later, for further information. Note:If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9. Definition of a U.S.person. For federal tax purposes, you are considered a U.S. person if you are: o An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; o An estate (other than a foreign estate); or o A domestic trust (as defined in Regulations section 301.7701-7). Specialrules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withhc>ding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 wrthholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withhc>ding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. o In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; o In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and o In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9.Instead, use the appropriate Form W-8 or Form 8233 (see Pub.515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S.resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. SUfficient facts to justify the exemption from tax under the terms of the treaty article. Example.Article 20 of the U.S.-China income tax treaty allows an exemption from tax for schc>arship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her schc>arship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay,payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Realestate transactions are not subject to backup withhc>ding. You will not be subject to backup withhc>ding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1 You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withhc>ding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financialinstitution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example,you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civilpenalty for false information with respect to withholding.If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. WSLEGAL\070614\00028\24501132v5

Form W-9 (Rev.t0-2018) Page3 Criminal penalty for falsifying information.Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law. the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank.The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financialinstitution (FFI)). list first. and then circle. the name of the person or entity whose number you entered in Part Iof Form W-9.If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual.Generally, enter the name shown on your tax return. If you have changed your last name without informing the SocialSecurity Administration (SSA) of the name change, enter your first name. the last name as shown on your social security card, and your new last name. Note:ITIN applicant:Enter your individualname as it was entered on your Form W-7 application. line 1a.This should also be the same as the narne you entered on the Form 1040/1040N1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040N1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2. c. Partnership,LLC that is not a single-member LLC,C corporation, or S corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity.You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1.The name of the entity entered on line 1 should never be a disregarded entity.The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person,the owner must complete an appropriate Form W-8 instead of a Fonm W-9. This is the case even if the foreign person has a U.S.TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name,you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U.S. federaltax classification of the person whose name is entered on line 1. Check only one box on line 3. Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. o Generally, individuals (including sole proprietors) are not exempt from backup withholding. o Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. o Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. o Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1-An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(bX7) if the account satisfies the requirements of section 401(f)(2) 2-The United States or any of its agencies or instrumentalities 3-A state, the District of Columbia, a U.S.commonwealth or possession, or any of their political subdivisions or instrumentalities 4-A foreign government or any of its political subdivisions, agencies, or instrumentalities 5-A corporation 6-A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7-A futures commission merchant registered with the Commodity Futures Trading Commission 8-A real estate investment trust 9-An entity registered at all times during the tax year under the Investment Company Act of 1940 10-A common trust fund operated by a bank under section 584(a) 11-A financial institution 12-A middleman known in the investment community as a nominee or custodian 13-A trust exempt from tax under section 664 or described in section 4947 WSLEGAL\070614\00028\24501132v5 IF the entity/person on line 1 is a(n) ... THEN check the box for ... • Corporation Corporation o Individual o Sole proprietorship, or o Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. Individual/sole proprietor or single-member LLC o LLC treated as a partnership for U.S. federal tax purposes, o LLC that has filed Form 8832 or 2553 to be taxed as a corporation. or o LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S.federal tax purposes. Limited liability company and enter the appropriate tax classification. (P= Partnership;C= C corporation; or S= S corporation) o Partnership Partnership o Trust/estate Trust/estate

Form W-9 (Rev.10-2018) Page 4 The following chart shows types of payments that may be exempt from backup withholding.The chart applies to the exempt payees listed above, 1 through 13. M-A tax exempt trust under a section 403(b) plan or section 457(g) plan Note:You may wish to consult with the financialinstitution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. LineS Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used untilthe payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN).Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN.If the LLC is classified as a corporation or partnership, enter the entity's EIN. Note:See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form Ss-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.itS.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.itS.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note:Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1.4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements.Complete the certification as indicated in items 1 through 5 below. 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federalexecutive agency. Exemption from FATCA reporting code.The following cedes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code. A-An organization exempt from tax under section 501(a) or any individualretirement plan as defined in section 7701(a)(37) B-The United States or any of its agencies or instrumentalities C-A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D-A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E-A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F-A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G-A real estate investment trust H-A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 1-A common trust fund as defined in section 584(a) J-A bank as defined in section 581 K-Abroker L-A trust exempt from tax under section 664 or described in section 4947(a)(1) WSLEGAL\070614\00028\24501132v5 IF the payment is for ... THEN the payment is exempt for ... Interest and dividend payments All exempt payees except for? Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4

Form W-9 (Rev.10-2018) PageS 1. Interest,dividend,and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN,but you do not have to sign the certification. 2. Interest,dividend,broker,and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Realestate transactions. You must sign the certification.You may cross out item 2 of the certification. 4. Other payments.You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services Qncluding payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property,cancellation of debt,qualified tuition program payments (under section 529). ABLE accounts (under section 529A), IRA,Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester 1 Ust first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished. 2 Circle the minor's name and furnish the minor's SSN. 3 You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN Qf you have one), but the IRS encourages you to use your SSN. 'Ust first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special mles for partneJShips, earlier. •Note: The grantor also must provide a Form W-9 to trustee of trust. Note:If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers. Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normalchannels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling theTAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an emailto a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. For this type of account: Give name and SSN of: 1.Individual 2.Two or more indvi iduals Ooint account) other than an account maintained by anFFI 3.Two or more U.S.persons (joint account maintained by an FFQ 4.Custodialaccount of a minor (Uniform Gift to Minors Act) 5.a.The usualrevocable savings trust (grantor is also trustee} b. So-called trust account thatis not a legal or valid trust mder state law The individual The actual owner of the account or,if combined funds, the first indvi idual on the account 1 Each holder of the account The minor.2 The grantor-trustee1 The actual owner1 The owner3 6.Sole proprietotship or disregarded entity owned by an individual 7.Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulatoi os section 1.671-4(b)(2)() (A)) The grantor* For this type of account: Give name and EIN of: 8.Disregarded entity not owned by an individual 9.A valid trust, estate,or pensoi n trust 10.Corporation or LLC electing corporate status on Form 8832 or Form 2553 11.Association, clt.b, religious, charitabel , educatoi nal,or other tax-exempt organization The owner Legalentity 4 The corporation The organization 12.Partnership or multi-member LLC 13.A broker or registered nominee The partnership The broker or nominee WSLEGAL\070614\00028\24501132v5 For this type of account: Give name and EIN of: 14.Account with the Department of Agrci ulture in the name of a public entity (such as a state or local government, schooldistrict, or prsi on} that receives agricultural program payments 15.Grantor trust filing under theForm 1041 Filing Method or the Optional Form 1(g) Filing Method 2 (SEle Regulationssectk>n 1.671·4(b)(2)(i)(B)) The publci enttiy The trust

Form W-9 (Rev.10-2018) Page6 The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.ldentityTheft.gov and Pub. 5027. Visit www.irs.gov!ldentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you;mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA The person collecting this form uses the information on the form to file information returns with the IRS,reporting the above information. Routine uses of this information include giving rt to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminallaws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information. WSLEGAL\070614\00028\24501132v5

You must complete the following certificate if you wrote “Applied For” in Part I of Form W-9.

CERTIFICATE OF AWAITING TIN

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Centre or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 24% of the gross proceeds of such payment made to me may be withheld.

Signature	Date:

The Depositary for the Arrangement is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or Courier

100 University Avenue

8th Floor, North Tower

Toronto, ON M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention:  Corporate Actions

Toll Free: 1-800-564-6253

Outside North America: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Circular and the Letter of Transmittal may be directed by the Alio Shareholders to the Depositary at the telephone number and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.